UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
AccuShoot, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 25, 2020

Physical address of issuer
4811 SW Research Way, STE D, Corvallis, OR 97333.

Current number of employees
3

	Most recent fiscal year-end 2025	Prior fiscal year-end 2024
Total Assets	$6,057,889	$4,089,547
Cash & Cash Equivalents	$36,561	$45,370
Accounts Receivable	$27,685	$10,628
Short-term Debt	$531,740	$132,837
Long-term Debt	$5,797,305	$5,607,400
Revenues/Sales	$285,178	$22,001
Cost of Goods Sold	$235,045	$4,854
Taxes Paid	$0	$0
Net Income	($1,443,952)	($182,708)

May 5, 2026

FORM C-AR

AccuShoot, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by AccuShoot, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.accushoot.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 5, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

AccuShoot, Inc. (the "Company") is a Delaware Corporation, formed on August 25, 2020.

The Company is located at 4.

The Company's website is www.accushoot.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

AccuShoot is a machine learning–based application that digitizes the marksmanship experience by monitoring both target and shooter in real time, tracking performance over time, and recommending drills to help users quickly and consistently develop and maintain proficiency.

Founded by a team with deep expertise in building enterprise machine learning systems since the 1990s, AccuShoot leverages foundational technologies such as image processing and object detection to deliver a seamless, modern user experience. This approach brings advanced capabilities to millions of sports shooting enthusiasts who have traditionally relied on manual tracking and paid instruction to improve their skills.

AccuShoot also complements professional marksmanship training by providing objective performance metrics and personalized recommendations for each shooter. This data-driven, scientific approach is expected to play an increasingly important role in the future, as law enforcement and military training programs adopt machine learning–driven best practices—an evolution AccuShoot is helping to lead.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company is offering to sell up to 308,750 shares of its Common Stock (the "Securities"). Th*e* Company may never receive a future equity financing or undergo a liquidity event such as a

sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

No governmental agency has reviewed the Company's offering, and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.

Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets,

confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceeding against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

Portions of our business may be subject to regulation. Our business involves the use of firearms. Regulatory and legislative changes may affect the ability of customers to use our contemplated products.

Our business may be adversely affected by pandemics and other events affecting global economic conditions. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers
become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant. period of time before a liquidation event occurs, if ever.

The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a

long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

The Company's CEO may be deemed to have voting control of AccuShoot. If you purchase Common Stock in the Offering, your ability to influence the business of the Company will be extremely limited. Francisco Martin is the CEO of both BigML, Inc., and the Company. Through his beneficial ownership of shares of the capital stock of BigML and a voting agreement among BigML and the holders of shares of Founders Preferred Stock, Mr. Martin has voting control over AccuShoot. See "Summary of Voting Agreement with Holders of Founders Preferred" below.

The holders of Founders Preferred Stock and Series A-1 Preferred Stock have preferential rights over the holders of Common Stock of AccuShoot. As discussed in more detail in Item 17 and under "Description of Founders Preferred Stock" below, shares of both Founders Preferred Stock and Series

A-1 Preferred Stock have dividend and liquidation preferences under the terms of the preferred shares, as well as the right to convert preferred shares into shares of Common Stock, currently on a one-for one basis.

Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The term of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering; the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting

in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially any function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

There is no present public market for these Securities, and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze

the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

AccuShoot is a machine learning–based application that digitizes the marksmanship experience by monitoring both target and shooter in real time, tracking performance over time, and recommending drills to help users quickly and consistently develop and maintain proficiency.

Founded by a team with deep expertise in building enterprise machine learning systems since the 1990s, AccuShoot leverages foundational technologies such as image processing and object detection to deliver a seamless, modern user experience. This approach brings advanced capabilities to millions of sports shooting enthusiasts who have traditionally relied on manual tracking and paid instruction to improve their skills.

AccuShoot also complements professional marksmanship training by providing objective performance metrics and personalized recommendations for each shooter. This data-driven, scientific approach is expected to play an increasingly important role in the future, as law enforcement and military training programs adopt machine learning–driven best practices—an evolution AccuShoot is helping to lead.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Javier Placer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member
09/01/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
Strategic Advisory Board
11/01/2017- Present

Grow.ly
Strategic Advisor

01/01/2013- Present

CIBERCOTIZANTE
Board Member
09/01/2018- Present

Name

Poul Peterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder & CIO
09/01/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
CIO
12/01/2011- Present

Name

Francisco Jose Martin

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder & CEO
08/25/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BigML, Inc.
Co-foiunder & CEO
02/01/2010- Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	2,476,190
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	See "Other Material Information - Description of Founders Preferred Stock" for additional terms. The rights of the Series A-1 Convertible Preferred Stock are similar to the Founders Preferred Stock.

Type of security	Common Stock
Amount outstanding	2,011,111
Voting Rights	Yes
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	None

Type of security	Employee Stock Options
Reserved Securities	433,333
Other Material Terms or information.	The Company has an employee stock plan covering 444,444 shares of Common Stock. Options for all 444,444 shares have been granted, of which 11,111 have been exercised. The weighted average exercise price of the options is $.07 and the weighted average contract term is approximately 9 years.

The Company has the following debt outstanding:

Type of debt	-
Name of creditor	BigML, Inc.
Amount outstanding	$3,875,635
Interest rate and payment schedule	0.0%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	No maturity date
Other material terms	None

The total amount of outstanding debt of the company is $3,875,635.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock		$2,500,000.00	These proceeds aim to fuel the Company's efforts to accelerate product development, distribution, and marketing efforts to strengthen our leadership and drive innovation in the firearms training space.	March 20, 2025	Section 4(a)(2)
Common Stock		$1,199,520.00		March 3, 2023	Regulation CF

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On March 20, 2025, the Company conducted an offering pursuant to Section 4(a)(2) and raised $2,500,000.00.

On March 3, 2023, the Company conducted an offering pursuant to Regulation CF and raised $1,199,520.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	BigML, Inc.
Relationship to the Company	Parent entity that owns 45% of AccuShoot Inc.
Total amount of money involved	$3,875,635
Benefits or compensation received by related person	-
Benefits or compensation received by Company	-
Description of the transaction	Debt

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Francisco Jose Martin
(Signature)

Francisco Jose Martin
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements

AccuShoot, Inc.
Profit And Loss Condensed
Jan 2025 - Dec 2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
Income													
400000 Sales	10,276	24,219	11,230	281	22,643	89,172	40,831	61,000	27,721	3,438	1,315	3,801	295,928
Services	0	0	0		0	0	0	0					0
Total Income	**$10,276**	**$24,219**	**$11,230**	**$281**	**$22,643**	**$89,172**	**$40,831**	**$61,000**	**$27,721**	**$3,438**	**$1,315**	**$3,801**	**$295,928**
Cost of Goods Sold													
500000 Cost of Goods Sold	7,565	18,176	8,962	5	22,362	66,810	33,054	47,985	23,172	2,518	934	6,354	237,898
Total Cost of Goods Sold	**$7,565**	**$18,176**	**$8,962**	**$5**	**$22,362**	**$66,810**	**$33,054**	**$47,985**	**$23,172**	**$2,518**	**$934**	**$6,354**	**$237,898**
Gross Profit	**$2,712**	**$6,043**	**$2,268**	**$277**	**$281**	**$22,362**	**$7,777**	**$13,015**	**$4,549**	**$919**	**$381**	**($2,553)**	**$58,030**
Expenses													
600000 Sales, General, and Administrative Expenses	21,384	23,322	81,012	148,854	168,831	98,854	95,855	55,702	82,132	65,999	52,340	195,418	1,089,702
700000 Research & Development Expenses	19,485	7,637	70,297	20,955	55,298	53,502	27,121	14,148	24,246	5,532	10,402	16,666	325,290
800000 Other Operating Expenses	3,076	3,076	3,076	4,159	4,159	4,159	4,159	6,465	6,465	6,465	6,465	6,465	58,188
Total Expenses	**$43,944**	**$34,035**	**$154,384**	**$173,969**	**$228,289**	**$156,516**	**$127,135**	**$76,315**	**$112,843**	**$77,996**	**$69,207**	**$218,548**	**$1,473,180**
Net Operating Income	**($41,233)**	**($27,992)**	**($152,116)**	**($173,692)**	**($228,008)**	**($134,154)**	**($119,357)**	**($63,301)**	**($108,295)**	**($77,077)**	**($68,825)**	**($221,101)**	**($1,415,151)**
Other Expenses													
900000 Other (Income) / Expenses	0	0	5,650	40	2,682	2,240	150	1,120	275	612	5,532	2,331	20,632
Total Other Expenses	**$0**	**$0**	**$5,650**	**$40**	**$2,682**	**$2,240**	**$150**	**$1,120**	**$275**	**$612**	**$5,532**	**$2,331**	**$20,632**
Net Other Income	**$0**	**$0**	**($5,650)**	**($40)**	**($2,682)**	**($2,240)**	**($150)**	**($1,120)**	**($275)**	**($612)**	**($5,532)**	**($2,331)**	**($20,632)**
Net Income	**($41,233)**	**($27,992)**	**($157,766)**	**($173,732)**	**($230,690)**	**($136,394)**	**($119,507)**	**($64,421)**	**($108,570)**	**($77,688)**	**($74,357)**	**($223,432)**	**($1,435,783)**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.



AccuShoot, Inc. - Accrual Based Total Expenses
300000
200000
100000
0
Jan 2025
Feb 2025
Mar 2025
Apr 2025
May 2025
Jun 2025
Jul 2025
Aug 2025
Sep 2025
Oct 2025
Nov 2025
Dec 2025
700000 Research & Development Expenses
600000 Sales, General, and Administrative Expenses
Total Cost of Goods Sold

3 months Avg Accrual Burn	($122,334)
6 months Avg Accrual Burn	($109,659)
9 months Avg Accrual Burn	($132,646)
12 months Avg Accrual Burn	($117,929)
3 months Avg Cash Burn	($204,369)
6 months Avg Cash Burn	($232,714)
9 months Avg Cash Burn	($248,956)
12 months Avg Cash Burn	($251,850)
Runway in months	0
Revenue for this month	$3,801

AccuShoot, Inc.
Profit And Loss
Jan 2025 - Dec 2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
Income													
400000 Sales													
401000 Accushoot Subscription													
401107 Subscription - Standard	646	646	642	642	605	542	542	545	546	574	601	612	7,144
Total 401000 Accushoot Subscription	**$646**	**$646**	**$642**	**$642**	**$605**	**$542**	**$542**	**$545**	**$546**	**$574**	**$601**	**$612**	**$7,144**
403000 LFX Equipment	9,999	23,934	10,949	0	22,399	88,991	40,650	60,804	28,873	3,225	1,075	3,550	294,445
404000 Discounts	(376)	(361)	(361)	(361)	(361)	(361)	(361)	(349)	(1,698)	(361)	(361)	(361)	(5,672)
405000 Refunds	7						0	0	0	0	0	0	7
Total 400000 Sales	**$10,276**	**$24,219**	**$11,230**	**$281**	**$22,643**	**$89,172**	**$40,831**	**$61,000**	**$27,721**	**$3,438**	**$1,315**	**$3,801**	**$295,928**
Services	0	0	0		0	0	0	0					0
Total Income	**$10,276**	**$24,219**	**$11,230**	**$281**	**$22,643**	**$89,172**	**$40,831**	**$61,000**	**$27,721**	**$3,438**	**$1,315**	**$3,801**	**$295,928**
Cost of Goods Sold													
500000 Cost of Goods Sold													
502000 Direct Parts & Materials													
502001 Mechanical	7,500	17,951	8,212		16,800	66,744	30,488	45,603	21,655	2,419	806	2,662	220,838
Total 502000 Direct Parts & Materials	**$7,500**	**$17,951**	**$8,212**	**$0**	**$16,800**	**$66,744**	**$30,488**	**$45,603**	**$21,655**	**$2,419**	**$806**	**$2,662**	**$220,838**
503000 Freight & Delivery			745		5,552	51	2,546	2,233	561	14		3,594	15,296
506000 Payment Processing Fees	65	226	5	5	10	15	21	150	956	85	127	97	1,764
Total 500000 Cost of Goods Sold	**$7,565**	**$18,176**	**$8,962**	**$5**	**$22,362**	**$66,810**	**$33,054**	**$47,985**	**$23,172**	**$2,518**	**$934**	**$6,354**	**$237,898**
Total Cost of Goods Sold	**$7,565**	**$18,176**	**$8,962**	**$5**	**$22,362**	**$66,810**	**$33,054**	**$47,985**	**$23,172**	**$2,518**	**$934**	**$6,354**	**$237,898**
Gross Profit	**$2,712**	**$6,043**	**$2,268**	**$277**	**$281**	**$22,362**	**$7,777**	**$13,015**	**$4,549**	**$919**	**$381**	**($2,553)**	**$58,030**
Expenses													
600000 Sales, General, and Administrative Expenses													
601000 Sales & Marketing													
601001 Paid Ads	872	293	1,935	935	270	170	570	170	170	170	170	170	5,894
601002 Promotional Items			591	1,098	140	1,001		125	309		25		3,290
601003 Conferences				5,022	794								5,816
601004 Sales Commission						1,000							1,000
Total 601000 Sales & Marketing	**$872**	**$293**	**$2,526**	**$7,055**	**$1,204**	**$2,171**	**$570**	**$295**	**$479**	**$170**	**$195**	**$170**	**$16,000**
602000 Payroll Expense													
602001 Wages		4,564	18,626	35,757	48,192	49,393	52,611	38,715	34,678	34,231	31,735	31,738	380,243
602004 Payroll Taxes		509	2,005	3,430	4,428	2,614	5,079	(1,864)	3,304	2,614	2,810	3,346	28,275
602005 Employee Benefits					2,349		266	110			32	47	2,804
602007 Payroll Processing Fees			46	116	140	152	152	164	152	152	152	140	1,366
Total 602000 Payroll Expense	**$0**	**$5,073**	**$20,677**	**$39,303**	**$55,109**	**$52,159**	**$58,109**	**$37,124**	**$38,134**	**$36,997**	**$34,733**	**$35,271**	**$412,889**
603000 Software & Web Services	234	277	274	320	466	569	446	660	1,226	429	352	354	5,606
604000 Professional Fees													
604100 Legal	7,434		31,224	70,107	86,720	20,366	13,347	8,686	25,016	21,425		146,052	432,381
604200 Accounting	5,475	1,015	675	1,094	842	1,861	675	1,011	1,304	675	675	675	15,977
604400 Contractors & Consultants	2,036	2,957	4,050	5,770	299				5,991				21,133
Total 604000 Professional Fees	**$14,945**	**$4,002**	**$35,949**	**$76,972**	**$88,861**	**$22,227**	**$14,022**	**$9,697**	**$32,311**	**$22,103**	**$675**	**$146,727**	**$469,490**
605000 Travel Expenses	4,339	11,464	17,265	22,295	18,558	14,835	20,595	5,703	6,213	3,320	5,695	5,751	139,065
606000 Meals	686	1,751	3,347	2,216	995	3,649	141	1,399	1,017	507	2,564	2,047	20,645
608000 Insurance Expense					456	347	347	421	145	141	167	140	2,193
609000 Office Furniture / Equipment					1,235	1,370	899						3,504
610000 Office Supplies & General Expense	43	222	693	646	679	1,203	203	144	2,001	1,303	315	1,408	8,862
611000 Telephone / Internet Expense							194		373	266	312	131	1,275
613000 Bank Charges	265	210	282	45	239	325	330	260	232	463	205	358	3,215
614000 Rent Expense											7,094		7,094
Total 600000 Sales, General, and Administrative Expenses	**$21,384**	**$23,322**	**$81,012**	**$148,854**	**$168,831**	**$98,854**	**$95,855**	**$55,702**	**$82,132**	**$65,999**	**$52,340**	**$195,418**	**$1,089,702**
700000 Research & Development Expenses													
710000 Direct Labor - R&D		5,250	3,621	12,365	20,000	1,522	2,572	5,826	1,404	2,644	3,000	3,498	62,001
720000 Machinery and Equipment				915					5,867				6,782
730000 Supplies	19,485	2,357	66,676	4,675	34,165	46,715	19,016	8,322	16,514	2,889	7,402	13,168	241,414
740000 Freight & Delivery - R&D					1,134	5,265	433		461				7,293
750000 Other Indirect Costs				3,000			4,500						7,500
Total 700000 Research & Development Expenses	**$19,485**	**$7,607**	**$70,297**	**$20,955**	**$55,298**	**$53,502**	**$27,121**	**$14,148**	**$24,246**	**$5,532**	**$10,402**	**$16,666**	**$325,290**
800000 Other Operating Expenses													
810000 Depreciation Expense	55	55	55	1,138	1,138	1,138	1,138	3,443	3,443	3,443	3,443	3,443	21,932
820000 Amortization Expense	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	36,257
Total 800000 Other Operating Expenses	**$3,076**	**$3,076**	**$3,076**	**$4,159**	**$4,159**	**$4,159**	**$4,159**	**$6,465**	**$6,465**	**$6,465**	**$6,465**	**$6,465**	**$58,188**
Total Expenses	**$43,944**	**$34,035**	**$154,384**	**$173,969**	**$228,289**	**$156,516**	**$127,135**	**$76,315**	**$112,843**	**$77,996**	**$69,207**	**$218,548**	**$1,473,180**
Net Operating Income	**($41,233)**	**($27,992)**	**($152,116)**	**($173,692)**	**($228,008)**	**($134,154)**	**($119,357)**	**($63,301)**	**($108,295)**	**($77,077)**	**($68,825)**	**($221,101)**	**($1,415,151)**
Other Expenses													
900000 Other (Income) / Expenses													
901000 Interest (Income) / Expense					2,620				275	612	797	1,211	5,515
902000 Taxes & Licenses			5,650	40	62	2,240	150	1,120			4,735	1,120	15,117
Total 900000 Other (Income) / Expenses	**$0**	**$0**	**$5,650**	**$40**	**$2,682**	**$2,240**	**$150**	**$1,120**	**$275**	**$612**	**$5,532**	**$2,331**	**$20,632**
Total Other Expenses	**$0**	**$0**	**$5,650**	**$40**	**$2,682**	**$2,240**	**$150**	**$1,120**	**$275**	**$612**	**$5,532**	**$2,331**	**$20,632**
Net Other Income	**$0**	**$0**	**($5,650)**	**($40)**	**($2,682)**	**($2,240)**	**($150)**	**($1,120)**	**($275)**	**($612)**	**($5,532)**	**($2,331)**	**($20,632)**
Net Income	**($41,233)**	**($27,992)**	**($157,766)**	**($173,732)**	**($230,690)**	**($136,394)**	**($119,507)**	**($64,421)**	**($108,570)**	**($77,689)**	**($74,357)**	**($223,432)**	**($1,435,783)**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

AccuShoot, Inc.
Balance Sheet
Jan 2025 - Dec 2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
ASSETS												
Current Assets												
Bank Accounts												
100000 Current Assets												
101000 Sunwest Checking (9501)	16,537	30,070	1,740	51,962	38,150	28,839	22,351	28,833	11,003	13,352	14,647	5,958
103000 Wells Fargo 4216		12,499	1,283,239	919,078	542,742	402,781	216,075	33,077	16,613	7,525	47,225	30,603
Total 100000 Current Assets	**$16,537**	**$42,569**	**$1,284,979**	**$971,040**	**$580,891**	**$431,620**	**$238,427**	**$61,910**	**$27,616**	**$20,877**	**$61,871**	**$36,561**
Total Bank Accounts	**$16,537**	**$42,569**	**$1,284,979**	**$971,040**	**$580,891**	**$431,620**	**$238,427**	**$61,910**	**$27,616**	**$20,877**	**$61,871**	**$36,561**
Accounts Receivable												
120000 Accounts Receivable	10,628	10,643	10,763	10,763	10,763	10,763	11,413	39,374	38,288	39,374	37,224	38,434
Total Accounts Receivable	**$10,628**	**$10,643**	**$10,763**	**$10,763**	**$10,763**	**$10,763**	**$11,413**	**$39,374**	**$38,288**	**$39,374**	**$37,224**	**$38,434**
Other Current Assets												
130000 Other Current Assets												
131000 Prepaids												
131100 Prepaid Expenses	87	58	799	5,068	1,639	1,490	1,341	1,192	1,043	894	745	5,896
Total 131000 Prepaids	**$87**	**$58**	**$799**	**$5,068**	**$1,639**	**$1,490**	**$1,341**	**$1,192**	**$1,043**	**$894**	**$745**	**$5,896**
133000 Clearing Account												
133100 Stripe Clearing	5,003	14	14	14	14	14	14	14	856	14	14	14
133200 Apple Clearing	0	0	0	0	0	0	128	13	13	13	166	26
133300 Other Clearing	0	9,999	0	0	0	0	0	128	13	0	0	153
133400 Google Clearing	0	0	0	0	0	0	0	0	0	13	25	25
Total 133000 Clearing Account	**$5,003**	**$10,013**	**$14**	**$14**	**$14**	**$14**	**$142**	**$155**	**$882**	**$40**	**$205**	**$218**
134000 Deferred Cost of Revenue	9	7	6	4	2	(0)	21	19	17	15	34	30
135000 Deferred Refunds	0	0	0	0	0	0	0	0	0	0	0	0
137000 Loan to Shareholder										2,500	2,500	2,500
139000 Inventory	10,530	196	89,041	102,562	130,953	82,965	62,445	24,610	4,308	2,174	2,058	397
Total 130000 Other Current Assets	**$15,629**	**$10,275**	**$89,859**	**$107,648**	**$132,608**	**$84,469**	**$63,948**	**$25,981**	**$6,250**	**$5,623**	**$5,542**	**$9,041**
138000 Undeposited Funds					10,000	10,000	10,000	10,000	10,000	0	0	0
Total Other Current Assets	**$15,629**	**$10,275**	**$89,859**	**$107,648**	**$142,608**	**$94,469**	**$73,948**	**$35,981**	**$16,250**	**$5,623**	**$5,542**	**$9,041**
Total Current Assets	**$42,793**	**$63,487**	**$1,385,601**	**$1,089,450**	**$734,261**	**$536,852**	**$323,787**	**$137,265**	**$82,166**	**$65,874**	**$104,638**	**$84,037**
Fixed Assets												
150000 Fixed Assets												
154000 Machinery & Equipment	3,275	3,275	68,275	68,275	68,275	68,275	68,275	206,595	206,595	206,595	206,595	206,595
159000 Accumulated Depreciation	(382)	(437)	(491)	(1,629)	(2,767)	(3,905)	(5,043)	(8,486)	(11,929)	(15,373)	(18,816)	(22,259)
Total 150000 Fixed Assets	**$2,893**	**$2,838**	**$67,783**	**$66,645**	**$65,508**	**$64,370**	**$63,232**	**$198,109**	**$194,665**	**$191,222**	**$187,779**	**$184,336**
160000 Intangible Assets												
163000 Patents	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852
164000 IP License	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000
169000 Accumulated Amortization	(148,765)	(151,787)	(154,808)	(157,830)	(160,851)	(163,872)	(166,894)	(169,915)	(172,937)	(175,958)	(178,979)	(182,001)
Total 160000 Intangible Assets	**$395,087**	**$392,065**	**$389,044**	**$386,022**	**$383,001**	**$379,980**	**$376,958**	**$373,937**	**$370,915**	**$367,894**	**$364,873**	**$361,851**
Total Fixed Assets	**$397,979**	**$394,903**	**$456,827**	**$452,668**	**$448,508**	**$444,349**	**$440,190**	**$572,045**	**$565,581**	**$559,116**	**$552,651**	**$546,187**
Other Assets												
170000 Other Assets												
171000 Security Deposit					5,250	5,250	5,250	5,250	5,250	5,250	5,250	5,250
174000 Product Development	3,777,521	3,927,521	4,077,521	4,227,521	4,377,521	4,527,521	4,677,521	4,827,521	4,977,521	5,127,521	5,277,521	5,427,521
Total 170000 Other Assets	**$3,777,521**	**$3,927,521**	**$4,077,521**	**$4,227,521**	**$4,382,771**	**$4,532,771**	**$4,682,771**	**$4,832,771**	**$4,982,771**	**$5,132,771**	**$5,282,771**	**$5,432,771**
Total Other Assets	**$3,777,521**	**$3,927,521**	**$4,077,521**	**$4,227,521**	**$4,382,771**	**$4,532,771**	**$4,682,771**	**$4,832,771**	**$4,982,771**	**$5,132,771**	**$5,282,771**	**$5,432,771**
TOTAL ASSETS	**$4,218,294**	**$4,385,911**	**$5,919,949**	**$5,769,640**	**$5,565,541**	**$5,513,972**	**$5,446,748**	**$5,542,082**	**$5,630,518**	**$5,757,761**	**$5,940,060**	**$6,062,995**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
210000 Accounts Payable	119,564	119,904	130,842	165,472	254,359	275,491	287,485	296,507	320,706	341,273	341,169	346,469
Total Accounts Payable	**$119,564**	**$119,904**	**$130,842**	**$165,472**	**$254,359**	**$275,491**	**$287,485**	**$296,507**	**$320,706**	**$341,273**	**$341,169**	**$346,469**
Other Current Liabilities												
230000 Other Current Liabilities												
232000 Loan from Shareholder	0	0	0	0	0	0	0	0	0	0	0	0
233000 Payroll Liabilities			1,224	0	0	2,991	0	0	0	0	23,167	23,296
234000 Payroll Tax Liabilities			133	0	0	3,446	0	0	0	0	11,352	11,788
235000 Accruals												
235100 Accrued Expenses	16,295	27,944	36,118	34,402	11,896	20,387	24,858	24,738	11,126	2,696	2,696	146,052
Total 235000 Accruals	**$16,295**	**$27,944**	**$36,118**	**$34,402**	**$11,896**	**$20,387**	**$24,858**	**$24,738**	**$11,126**	**$2,696**	**$2,696**	**$146,052**
236000 Taxes Payable												
236100 Sales Tax Payable												
Total 236000 Taxes Payable	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
237000 Deferred Revenue	1,037	812	711	475	426	590	1,084	1,067	941	945	1,126	1,071
Total 230000 Other Current Liabilities	**$17,332**	**$28,756**	**$38,186**	**$34,877**	**$12,322**	**$27,414**	**$25,942**	**$25,805**	**$12,067**	**$3,641**	**$38,341**	**$182,207**
Total Other Current Liabilities	**$17,332**	**$28,756**	**$38,186**	**$34,877**	**$12,322**	**$27,414**	**$25,942**	**$25,805**	**$12,067**	**$3,641**	**$38,341**	**$182,207**
Total Current Liabilities	**$136,896**	**$148,660**	**$169,028**	**$200,349**	**$266,681**	**$302,905**	**$313,428**	**$322,312**	**$332,773**	**$344,915**	**$379,510**	**$528,677**
Long-Term Liabilities												
240000 Long Term Liabilities												
241000 Notes / Bonds Payable									91,100	143,668	234,781	295,950
242000 Accrued Interest									275	887	1,664	2,896
243000 Due to/from BigML	5,673,225	5,713,294	4,869,354	4,877,149	4,837,410	4,896,010	4,926,659	5,077,529	5,152,699	5,247,163	5,377,333	5,498,459
Total 240000 Long Term Liabilities	**$5,673,225**	**$5,713,294**	**$4,869,354**	**$4,877,149**	**$4,837,410**	**$4,896,010**	**$4,926,659**	**$5,077,529**	**$5,244,074**	**$5,391,718**	**$5,613,778**	**$5,797,305**
Total Long-Term Liabilities	**$5,673,225**	**$5,713,294**	**$4,869,354**	**$4,877,149**	**$4,837,410**	**$4,896,010**	**$4,926,659**	**$5,077,529**	**$5,244,074**	**$5,391,718**	**$5,613,778**	**$5,797,305**
Total Liabilities	**$5,810,121**	**$5,861,955**	**$5,038,382**	**$5,077,498**	**$5,104,090**	**$5,198,915**	**$5,240,087**	**$5,399,841**	**$5,576,847**	**$5,736,632**	**$5,993,288**	**$6,325,982**
Equity												
300000 Equity												
301000 Common Stock - Par Value	201	201	201	201	201	201	201	201	201	201	201	201
302000 Preferred Stock - Par Value	221	221	221	221	221	221	221	221	221	221	221	221
303000 Paid-in Capital	2,002,725	2,154,225	4,670,977	4,822,277	4,822,277	4,822,277	4,823,388	4,823,388	4,843,388	4,888,535	4,888,535	4,902,209
304000 Financing Costs	(57,042)	(64,765)	(66,188)	(233,182)	(233,182)	(233,182)	(233,182)	(233,182)	(233,182)	(233,182)	(233,182)	(233,182)
307000 Series A - Par Value			48	48	48	48	48	48	48	48	48	48
Total 300000 Equity	**$1,946,105**	**$2,089,882**	**$4,605,259**	**$4,589,565**	**$4,589,565**	**$4,589,565**	**$4,590,676**	**$4,590,676**	**$4,610,676**	**$4,655,823**	**$4,655,823**	**$4,669,497**
Retained Earnings	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)	(3,496,700)
Net Income	(41,233)	(69,225)	(226,991)	(400,723)	(631,413)	(777,808)	(887,314)	(951,735)	(1,060,305)	(1,137,993)	(1,212,351)	(1,435,783)
Total Equity	**($1,591,828)**	**($1,476,043)**	**$881,568**	**$692,141**	**$461,451**	**$315,057**	**$206,661**	**$142,240**	**$53,670**	**$21,129**	**($53,228)**	**($262,987)**
TOTAL LIABILITIES AND EQUITY	**$4,218,294**	**$4,385,911**	**$5,919,949**	**$5,769,640**	**$5,565,541**	**$5,513,972**	**$5,446,748**	**$5,542,082**	**$5,630,518**	**$5,757,761**	**$5,940,060**	**$6,062,995**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

AccuShoot, Inc.
AP Aging
As of Dec 2025

	Current	1-30	31-60	61-90	91 and over	Total
Fisher Broyles	0	0	0	21,428	318,818	340,246
Kruze Consulting	5,975	0	0	0	0	5,975
Miller Nash	0	0	0	0	248	248
TOTAL	**$5,975**	**$0**	**$0**	**$21,428**	**$319,066**	**$346,469**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

AccuShoot, Inc.
AR Aging
As of Dec 2025

	Current	1-30	31-60	61-90	91 and over	Total
C-Ma Trading GmbH	0	0	0	0	0	0
Erik Jospa	0	0	0	0	0	0
Oregon Indoor Shooting Range-Donald, LLC	0	0	0	0	8,924	8,924
PT Bintang Cakra Kencana	0	0	0	0	0	0
R&R Tactical	0	0	0	0	6,926	6,926
Stripe	3,360	0	1,075	1,075	17,074	22,583
TOTAL	**$3,360**	**$0**	**$1,075**	**$1,075**	**$32,924**	**$38,434**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

AccuShoot, Inc.
Statement of Cash Flow
Jan 2025 - Dec 2025

	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025	Total
OPERATING ACTIVITIES													
Net Income	(41,233)	(27,992)	(157,766)	(173,732)	(230,690)	(136,394)	(119,507)	(64,421)	(108,570)	(77,688)	(74,357)	(223,432)	(1,435,783)
Adjustments to reconcile Net Income to Net Cash provided by operations:													
120000 Accounts Receivable	0	(15)	(120)	0	0	0	(650)	(27,961)	1,075	(1,075)	2,150	(1,210)	(27,806)
131100 Other Current Assets:Prepaids:Prepaid Expenses	4,829	29	(741)	(4,269)	3,429	149	149	149	149	149	149	(5,151)	(980)
133100 Other Current Assets:Clearing Account:Stripe Clearing	(4,957)	4,989	0	0	0	0	(8)	0	(952)	952	0	0	31
133200 Other Current Assets:Clearing Account:Apple Clearing							(128)	115	0	0	(153)	140	(26)
133300 Other Current Assets:Clearing Account:Other Clearing	0	(9,999)	9,999					(128)	115	13	0	(153)	(153)
133400 Other Current Assets:Clearing Account:Google Clearing										(13)	(13)	0	(25)
134000 Other Current Assets:Deferred Cost of Revenue	2	2	2	2	2	2	(21)	2	2	2	(19)	4	(19)
135000 Other Current Assets:Deferred Refunds							0	0	0	0	0	0	0
137000 Other Current Assets:Loan to Shareholder										(2,500)			(2,500)
139000 Other Current Assets:Inventory	(10,530)	10,333	(88,844)	(13,521)	(28,391)	47,988	20,520	37,828	20,417	2,025	116	1,661	(397)
159000 Fixed Assets:Accumulated Depreciation	55	55	55	1,138	1,138	1,138	1,138	3,443	3,443	3,443	3,443	3,443	21,932
169000 Intangible Assets:Accumulated Amortization	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	36,257
210000 Accounts Payable	2,634	340	10,938	34,630	88,887	21,132	11,994	8,022	24,199	20,568	(104)	5,300	229,539
233000 Other Current Liabilities:Payroll Liabilities			1,224	(1,224)		2,991	(2,991)				23,167	129	23,296
234000 Other Current Liabilities:Payroll Tax Liabilities			133	(133)		3,446	(3,446)				11,382	406	11,788
235100 Other Current Liabilities:Accruals:Accrued Expenses	1,650	11,649	8,174	(1,715)	(22,506)	8,492	4,501	(151)	(13,602)	(8,440)	0	143,356	131,407
236100 Other Current Liabilities:Taxes Payable:Sales Tax Payable													
237000 Other Current Liabilities:Deferred Revenue	(225)	(225)	(101)	(236)	(49)	164	464	14	(136)	14	151	(25)	(191)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**($3,521)**	**$20,179**	**($56,261)**	**$17,693**	**$45,531**	**$88,523**	**$34,553**	**$25,354**	**$37,731**	**$18,159**	**$43,291**	**$150,922**	**$422,153**
Net cash provided by operating activities	**($44,754)**	**($7,813)**	**($214,027)**	**($156,039)**	**($185,160)**	**($47,871)**	**($84,954)**	**($39,067)**	**($70,839)**	**($59,529)**	**($31,066)**	**($72,510)**	**($1,013,630)**
INVESTING ACTIVITIES													
154000 Fixed Assets:Machinery & Equipment			(65,000)					(138,320)					(203,320)
171000 Other Assets:Security Deposit					(5,250)								(5,250)
174000 Other Assets:Product Development	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(150,000)	(1,800,000)
Net cash provided by investing activities	**($150,000)**	**($150,000)**	**($215,000)**	**($150,000)**	**($155,250)**	**($150,000)**	**($150,000)**	**($288,320)**	**($150,000)**	**($150,000)**	**($150,000)**	**($150,000)**	**($2,008,570)**
FINANCING ACTIVITIES													
241000 Long Term Liabilities:Notes / Bonds Payable									81,100	52,568	91,094	81,189	295,950
242000 Long Term Liabilities:Accrued Interest									275	612	797	1,211	2,895
243000 Long Term Liabilities:Due to/(from) BigML	65,624	40,069	(843,940)	7,796	(39,739)	48,600	40,649	150,870	75,170	94,464	130,170	121,126	(108,941)
303000 Equity:Paid-In Capital	106,200	151,500	2,516,752	151,300			1,111		20,000	45,147		13,674	3,005,684
304000 Equity:Financing Costs	(6,104)	(7,724)	(1,423)	(166,994)									(182,244)
307000 Equity:Series A - Par Value			48										48
Net cash provided by financing activities	**$165,921**	**$183,846**	**$1,671,437**	**($7,899)**	**($39,739)**	**$48,600**	**$41,760**	**$150,870**	**$186,545**	**$192,790**	**$222,061**	**$197,201**	**$3,013,392**
Net cash increase for period	**($28,833)**	**$26,032**	**$1,242,410**	**($313,939)**	**($380,149)**	**($149,271)**	**($193,194)**	**($176,517)**	**($34,294)**	**($16,739)**	**$40,994**	**($25,310)**	**($8,809)**
Beginning cash balance	**$45,370**	**$16,537**	**$42,569**	**$1,284,979**	**$971,040**	**$590,891**	**$431,620**	**$238,427**	**$61,910**	**$27,616**	**$20,877**	**$61,871**	**-**
Ending cash balance	**$16,537**	**$42,569**	**$1,284,979**	**$971,040**	**$590,891**	**$431,620**	**$238,427**	**$61,910**	**$27,616**	**$20,877**	**$61,871**	**$36,561**	**-**
Adjusted for cash burn	194,754	157,813	429,027	306,039	340,410	197,871	234,954	327,387	220,839	209,529	181,066	222,510	$3,022,200

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.


AccuShoot, Inc. - Cash Burn
500000
400000
300000
200000
100000
0
Jan 2025
Feb 2025
Mar 2025
Apr 2025
May 2025
Jun 2025
Jul 2025
Aug 2025
Sep 2025
Oct 2025
Nov 2025
Dec 2025



AccuShoot, Inc.
Accounts Variance Analysis
Jan 2025 - Dec 2025

Category - Expenses

604100 Legal	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$7,434	$0	$31,224	$70,107	$86,720	$20,366	$13,347	$8,686	$25,016	$21,428	$0	$146,852
Difference from Previous Month		($7,434)	$31,224	$38,883	$16,613	($66,354)	($7,019)	($4,661)	$16,330	($3,588)	($21,428)	$146,852
Percent Change from Previous Month		-100.00%	–	124.53%	23.70%	-76.51%	-34.46%	-34.92%	188.01%	-14.34%	-100.00%	–

Category - Expenses

605000 Travel Expenses	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$4,339	$11,464	$17,265	$22,296	$18,558	$14,836	$20,596	$5,783	$6,213	$3,320	$5,698	$8,781
Difference from Previous Month		$7,125	$5,801	$5,031	($3,738)	($3,722)	$5,760	($14,813)	$430	($2,893)	$2,378	$3,083
Percent Change from Previous Month		164.20%	50.60%	29.14%	-16.77%	-20.06%	38.82%	-71.92%	7.44%	-46.56%	71.63%	54.11%

Category - Expenses

606000 Meals	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$686	$1,781	$3,347	$2,216	$895	$3,648	$141	$1,399	$1,017	$807	$2,564	$2,047
Difference from Previous Month		$1,095	$1,566	($1,131)	($1,321)	$2,753	($3,507)	$1,258	($382)	($210)	$1,757	($517)
Percent Change from Previous Month		159.62%	87.93%	-33.79%	-59.61%	307.60%	-96.13%	892.20%	-27.30%	-20.65%	217.72%	-20.16%

Category - Expenses

610000 Office Supplies & General Expense	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$43	$222	$693	$648	$679	$1,203	$203	$144	$2,001	$1,303	$315	$1,408
Difference from Previous Month		$179	$471	($45)	$31	$524	($1,000)	($59)	$1,857	($698)	($988)	$1,093
Percent Change from Previous Month		416.28%	212.16%	-6.49%	4.78%	77.17%	-83.13%	-29.06%	1289.58%	-34.88%	-75.83%	346.98%

Category - Expenses

611000 Telephone / Internet Expense	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$0	$0	$0	$0	$0	$0	$194	$0	$373	$266	$312	$131
Difference from Previous Month		$0	$0	$0	$0	$0	$194	($194)	$373	($107)	$46	($181)
Percent Change from Previous Month							–	-100.00%	–	-28.69%	17.29%	-58.01%

Category - Expenses

613000 Bank Charges	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$265	$210	$282	$45	$239	$325	$330	$260	$232	$463	$205	$358
Difference from Previous Month		($55)	$72	($237)	$194	$86	$5	($70)	($28)	$231	($258)	$153
Percent Change from Previous Month		-20.75%	34.29%	-84.04%	431.11%	35.98%	1.54%	-21.21%	-10.77%	99.57%	-55.72%	74.63%

Category - Expenses

614000 Rent Expense	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$7,084	$0
Difference from Previous Month		$0	$0	$0	$0	$0	$0	$0	$0	$0	$7,084	($7,084)
Percent Change from Previous Month											–	-100.00%

Category - Expenses

730000 Supplies	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$19,485	$2,387	$86,676	$4,675	$34,165	$46,715	$19,616	$8,322	$16,514	$2,889	$7,462	$13,168
Difference from Previous Month		($17,098)	$84,289	($82,001)	$29,490	$12,550	($27,099)	($11,294)	$8,192	($13,625)	$4,573	$5,706
Percent Change from Previous Month		-87.75%	3531.16%	-94.61%	630.80%	36.73%	-58.01%	-57.58%	98.44%	-82.51%	158.29%	76.47%

Category - Income

403000 LFX Equipment	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$9,989	$23,934	$10,949	$0	$22,398	$68,981	$40,640	$60,794	$28,873	$3,225	$1,075	$3,550
Difference from Previous Month		$13,945	($12,985)	($10,949)	$22,398	$46,583	($28,341)	$20,154	($31,921)	($25,648)	($2,150)	$2,475
Percent Change from Previous Month		139.60%	-54.25%	-100.00%	–	207.98%	-41.09%	49.59%	-52.50%	-88.83%	-66.67%	230.23%

Category - Cogs

502001 Mechanical	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$7,590	$17,951	$8,212	$0	$16,800	$56,744	$26,488	$45,603	$21,655	$2,419	$806	$2,662
Difference from Previous Month		$10,361	($9,739)	($8,212)	$16,800	$39,944	($30,256)	$19,115	($23,948)	($19,236)	($1,613)	$1,856
Percent Change from Previous Month		136.50%	-54.25%	-100.00%	–	237.76%	-53.32%	72.16%	-52.51%	-88.83%	-66.70%	230.29%

Category - Cogs

503000 Freight & Delivery	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$0	$0	$745	$0	$5,552	$51	$2,546	$2,233	$561	$14	$0	$3,594
Difference from Previous Month		$0	$745	($745)	$5,552	($5,501)	$2,495	($313)	($1,672)	($547)	($14)	$3,594
Percent Change from Previous Month			–	-100.00%	–	-99.08%	4892.16%	-12.29%	-74.88%	-97.50%	-100.00%	–

Category - Otherexpenses

901000 Interest (Income) / Expense	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$0	$0	$0	$0	$2,620	$0	$0	$0	$275	$612	$797	$1,211
Difference from Previous Month		$0	$0	$0	$2,620	($2,620)	$0	$0	$275	$337	$185	$414
Percent Change from Previous Month					–	-100.00%			–	122.55%	30.23%	51.94%

Category - Otherexpenses

902000 Taxes & Licenses	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jan 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
$ Amount	$0	$0	$5,650	$40	$62	$2,240	$150	$1,120	$0	$0	$4,735	$1,120
Difference from Previous Month		$0	$5,650	($5,610)	$22	$2,178	($2,090)	$970	($1,120)	$0	$4,735	($3,615)
Percent Change from Previous Month			–	-99.29%	55.00%	3512.90%	-93.30%	646.67%	-100.00%		–	-76.35%

Kruze Consulting's Notes to Financial Statements

Cash
Cash is held entirely in Operating, Deposit, or Sweep accounts at major financial institutions with the primary deposit account earning the current return rate. Although the financial institutions are highly credited, deposits are held that often exceed federally insured limits. Kruze's treasury management policy (http://www.kruzeconsulting.com/blog/post/Kruze-Consultings-Advice-on-Startup-Cash-Management-Policies) is to place money in only the safest of instruments such as low interest bearing savings and sweep accounts at highly credited instutions. However, management is free to invest and place their money at their own will.

Accounts Receivable
Accounts Receivable are reported gross of an allowance as the amount of bad debt over the history of the company is insignificant to the financial statements. Additionally, the nature and type of customers does not indicate that this trend will change in the near future.

Current Assets
Current Assets consist of Prepaid Expenses including but not limited to Marketing, Advertising, Rent and Technology Subscription expenses.

Fixed Assets
Fixed Assets consist primarily of computers, office furniture and equipment and trade show displays. Computers have a useful life of 5 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method, half year convention. Furniture have a useful life of 7 years and are depreciated over the useful life using the MACRS Double Declining Balance to Straight Line method. Leasehold improvements have a useful life of 15 years and are depreciated over the useful life using the MACRS Straight Line method. The fixed asset balance is reported net of any accumulated depreciation. The recommended capitalize cost threshold is $2,500 per asset. Management may lower that threshold.

Software & Intangibles
Software & Intangibles consist of the capitalized costs of product development for software assets. Capitalized costs include Salaries, Benefits and Payroll Taxes for the product development team and are capitalized in accordance with GAAP. Software assets have a useful life of 15 years, which is evaluated at least annually, and are amortized over the useful life using the MACRS Straight Line method. The Software & Intangibles balance is reported net of any accumulated amortization.

Other Assets
Other Assets consists of rental deposits, which are expected to be refunded in full at the end of the lease.

Accrued Liabilities
Accrued Liabilities consists of salaries and sales commission for the current period, to be paid in a subsequent period. Sales Commission is expensed upon completion of a sale and paid upon receipt of cash. Accrued Liabilities are reported as current however, due to some customer contracts containing billing scheduled more than 1 year from the start date, a portion of accrued sales commission is long term in nature.

Deferred Revenue
Deferred Revenue consists of amounts billed or collected in excess of revenue recognized. Deferred revenue is reported as current however, due to some customer contracts of more than 1 year containing up-front billing, a portion of deferred revenue is long term in nature.

Other Liabilities
Other Liabilities consist of tax liabilities due to the State and Local authorities, typically payable on a quarterly basis or annual basis. Liabilities are accrued base on the collection period.

Notes Payable
Notes Payable consists of Convertible Notes. Please refer to most recent Cap Table for full details.

Stockholders' Equity
The Company's ownership structure consists of Preferred Stock held by investors of multiple Series, Common Stock and Employee Stock Options. Please refer to most recent Cap Table for full details.

Revenue
Revenue is broken out by key product and service lines. Revenue is recognized in accordance with GAAP over the period in which the revenue is earned.

Cost of Revenue / Cost of Goods Sold
Cost of Revenue/Cost of Goods Sold include those costs attribute to the direct cost of sales.

Expenses
Expenses are reported in compliance with GAAP, on an accrual basis, total in descending order, and EBITDA format. Master Accounts and Subacounts are reviewed monthly for necessary modifications.

Stock Based Compensation Expense
The company recognizes stock-based compensation costs for options expected to vest, on a straight-line basis over the requisite service period of the award, which is generally the vesting term. The Company utilizes the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. Share based compensation expense is recorded in operating expenses in alignment with where the respective individual's compensation is recorded.

Other Income/(Expense)
Other income (expense), consists primarily of interest income on our cash balance, interest expense, credit card rewards, and other gains and losses that have occurred when disposing of assets.

Depreciation & Amortization
Depreciation and Amortization consists of amortization of the Intangible Assets as well as depreciation of Fixed Assets.

Taxes & Licenses
When applicable, the Company accounts for income taxes, state franchise taxes and other taxes under the asset & liability method, which requires the recognition of deferred tax assets & liabilities for the expected future tax consequences of events that have been included in the financial statements.

Statement of Cash Flows
Cash flows are reported using the indirect method which reports operating activities based on the change in assets and liabilities.

AccuShoot, Inc
Financial
2024

The smartest path to shooting mastery

Profit & Loss

AccuShoot, Inc.
Profit And Loss
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Income													
400000 Sales													
401000 Accushoot Subscription													
401107 Subscription - Standard	614	466	383	398	478	520	695	692	677	650	633	633	6,838
Total 401000 Accushoot Subscription	**$614**	**$466**	**$383**	**$398**	**$478**	**$520**	**$695**	**$692**	**$677**	**$650**	**$633**	**$633**	**$6,838**
402000 Referral Income	102												102
403000 LFX Equipment										19,998	0	0	19,998
404000 Discounts	(489)	(345)	(330)	(330)	(300)	(300)	(408)	(393)	(378)	(378)	(376)	(376)	(4,401)
405000 Refunds	0	0	0	(15)	(480)	(150)	(150)		(45)	295	7	2	(536)
Total 400000 Sales	**$227**	**$121**	**$53**	**$53**	**($302)**	**$70**	**$137**	**$300**	**$255**	**$20,566**	**$263**	**$258**	**$22,001**
Total Income	**$227**	**$121**	**$53**	**$53**	**($302)**	**$70**	**$137**	**$300**	**$255**	**$20,566**	**$263**	**$258**	**$22,001**
Cost of Goods Sold													
500000 Cost of Goods Sold													
502000 Direct Parts & Materials													
502001 Mechanical										4,400			4,400
Total 502000 Direct Parts & Materials	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$4,400**	**$0**	**$0**	**$4,400**
508000 Payment Processing Fees	2	2	1	1	23	26	23	13	8	342	9	4	454
Total 500000 Cost of Goods Sold	**$2**	**$2**	**$1**	**$1**	**$23**	**$26**	**$23**	**$13**	**$8**	**$4,741**	**$9**	**$4**	**$4,854**
Total Cost of Goods Sold	**$2**	**$2**	**$1**	**$1**	**$23**	**$26**	**$23**	**$13**	**$8**	**$4,741**	**$9**	**$4**	**$4,854**
Gross Profit	**$225**	**$119**	**$52**	**$52**	**($326)**	**$44**	**$114**	**$287**	**$247**	**$15,824**	**$254**	**$254**	**$17,147**
Expenses													
600000 Sales, General, and Administrative Expenses													
601000 Sales & Marketing													
601001 Paid Ads	163	326	165	165	162	491	1,027	903	916	1,205	1,506	1,454	8,483
601003 Conferences												750	750
Total 601000 Sales & Marketing	**$163**	**$326**	**$165**	**$165**	**$162**	**$491**	**$1,027**	**$903**	**$916**	**$1,205**	**$1,506**	**$2,204**	**$9,233**
603000 Software & Web Services	3,595	271	277	265	227	1,908	229	220	237	236	234	1,885	9,584
604000 Professional Fees													
604100 Legal		440			783		3,642	8,984		400	3,203	14,645	32,097
604200 Accounting	5,175	758	3,975	675	675	675	675	845	675	845	675	675	16,323
604400 Contractors & Consultants						742	250				9,602	10,165	20,759
Total 604000 Professional Fees	**$5,175**	**$1,198**	**$3,975**	**$675**	**$1,458**	**$1,417**	**$4,567**	**$9,829**	**$675**	**$1,245**	**$13,480**	**$25,485**	**$69,179**
605000 Travel Expenses	872									9,594		2,046	12,511
606000 Meals												395	395
610000 Office Supplies & General Expense	44		44	44	99					124		390	747
613000 Bank Charges	210	45	115	70	190	40	215	60	100	80	60	135	1,320
Total 600000 Sales, General, and Administrative Expenses	**$10,059**	**$1,841**	**$4,577**	**$1,220**	**$2,136**	**$3,857**	**$6,038**	**$11,012**	**$1,928**	**$12,484**	**$15,279**	**$32,540**	**$102,970**
700000 Research & Development Expenses													
710000 Direct Labor - R&D	5,000	5,000	5,600	5,000	7,000	5,550						4,600	37,750
730000 Supplies	2,058	1,703	3,883	352	3,005	569		1,007	516	740	1,342	5,909	21,083
Total 700000 Research & Development Expenses	**$7,058**	**$6,703**	**$9,483**	**$5,352**	**$10,005**	**$6,119**	**$0**	**$1,007**	**$516**	**$740**	**$1,342**	**$10,509**	**$58,833**
800000 Other Operating Expenses													
810000 Depreciation Expense							55	55	55	55	55	55	327
820000 Amortization Expense	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	3,021	36,257
Total 800000 Other Operating Expenses	**$3,021**	**$3,021**	**$3,021**	**$3,021**	**$3,021**	**$3,021**	**$3,076**	**$3,076**	**$3,076**	**$3,076**	**$3,076**	**$3,076**	**$36,584**
Total Expenses	**$20,139**	**$11,565**	**$17,081**	**$9,592**	**$15,163**	**$12,997**	**$9,114**	**$15,096**	**$5,519**	**$16,300**	**$19,697**	**$46,125**	**$198,388**
Net Operating Income	**($19,913)**	**($11,446)**	**($17,029)**	**($9,541)**	**($15,489)**	**($12,953)**	**($8,999)**	**($14,809)**	**($5,272)**	**($475)**	**($19,443)**	**($45,871)**	**($181,241)**
Other Expenses													
900000 Other (Income) / Expenses													
902000 Taxes & Licenses		850							437				1,287
903000 Bad Debt Expense				180									180
Total 900000 Other (Income) / Expenses	**$0**	**$850**	**$0**	**$180**	**$0**	**$0**	**$0**	**$0**	**$437**	**$0**	**$0**	**$0**	**$1,467**
Total Other Expenses	**$0**	**$850**	**$0**	**$180**	**$0**	**$0**	**$0**	**$0**	**$437**	**$0**	**$0**	**$0**	**$1,467**
Net Other Income	**$0**	**($850)**	**$0**	**($180)**	**$0**	**$0**	**$0**	**$0**	**($437)**	**$0**	**$0**	**$0**	**($1,467)**
Net Income	**($19,913)**	**($12,296)**	**($17,029)**	**($9,721)**	**($15,489)**	**($12,953)**	**($8,999)**	**($14,809)**	**($5,709)**	**($475)**	**($19,443)**	**($45,871)**	**($182,708)**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.

Balance sheet

AccuShoot, Inc.
Balance Sheet
Jan 2024 - Dec 2024

	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
ASSETS												
Current Assets												
Bank Accounts												
100000 Current Assets												
101000 Sunwest Bank (CA) - Business Banking (0501)	7,124	44,529	34,420	26,673	2,480	1,542	1,222	2,785	1,579	6,798	3,703	45,370
Total 100000 Current Assets	**$7,124**	**$44,529**	**$34,420**	**$26,673**	**$2,480**	**$1,542**	**$1,222**	**$2,785**	**$1,579**	**$6,798**	**$3,703**	**$45,370**
Total Bank Accounts	**$7,124**	**$44,529**	**$34,420**	**$26,673**	**$2,480**	**$1,542**	**$1,222**	**$2,785**	**$1,579**	**$6,798**	**$3,703**	**$45,370**
Accounts Receivable												
120000 Accounts Receivable	180	180	180	0	150	600	615	615	615	10,628	10,628	10,628
Total Accounts Receivable	**$180**	**$180**	**$180**	**$0**	**$150**	**$600**	**$615**	**$615**	**$615**	**$10,628**	**$10,628**	**$10,628**
Other Current Assets												
130000 Other Current Assets												
131000 Prepaids												
131100 Prepaid Expenses	207	138	69	349	320	291	262	233	204	174	145	4,916
Total 131000 Prepaids	**$207**	**$138**	**$69**	**$349**	**$320**	**$291**	**$262**	**$233**	**$204**	**$174**	**$145**	**$4,916**
132100 R&D Tax Credit Receivable												
133000 Clearing Account												
133100 Stripe Clearing	27	27	14	14	24	456	476	201	27	10,152	195	46
133200 Apple Clearing							128	128	0	0	0	0
133300 Other Clearing												
133400 Google Clearing				0	13	13	13	13	13	13	0	0
Total 133000 Clearing Account	**$27**	**$27**	**$14**	**$14**	**$37**	**$469**	**$616**	**$341**	**$40**	**$10,165**	**$195**	**$46**
134000 Deferred Cost of Revenue							21	19	17	15	13	11
135000 Deferred Refunds				0	0	0	0	0	0	0	0	0
Total 130000 Other Current Assets	**$234**	**$165**	**$83**	**$363**	**$356**	**$760**	**$899**	**$593**	**$260**	**$10,355**	**$353**	**$4,973**
Inventory Asset												
Total Other Current Assets	**$234**	**$165**	**$83**	**$363**	**$356**	**$760**	**$899**	**$593**	**$260**	**$10,355**	**$353**	**$4,973**
Total Current Assets	**$7,538**	**$44,874**	**$34,683**	**$27,036**	**$2,986**	**$2,902**	**$2,735**	**$3,992**	**$2,454**	**$27,780**	**$14,684**	**$60,970**
Fixed Assets												
150000 Fixed Assets												
154000 Machinery & Equipment						3,275	3,275	3,275	3,275	3,275	3,275	3,275
159000 Accumulated Depreciation							(55)	(109)	(164)	(218)	(273)	(327)
Total 150000 Fixed Assets	**$0**	**$0**	**$0**	**$0**	**$0**	**$3,275**	**$3,220**	**$3,165**	**$3,111**	**$3,066**	**$3,002**	**$2,947**
160000 Intangible Assets												
163000 Patents	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852	53,852
164000 IP License	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000	490,000
169000 Accumulated Amortization	(112,509)	(115,530)	(118,551)	(121,573)	(124,594)	(127,616)	(130,637)	(133,658)	(136,680)	(139,701)	(142,723)	(145,744)
Total 160000 Intangible Assets	**$431,343**	**$428,322**	**$425,301**	**$422,279**	**$419,258**	**$416,236**	**$413,215**	**$410,194**	**$407,172**	**$404,151**	**$401,129**	**$398,108**
Total Fixed Assets	**$431,343**	**$428,322**	**$425,301**	**$422,279**	**$419,258**	**$419,511**	**$416,435**	**$413,359**	**$410,283**	**$407,207**	**$404,131**	**$401,055**
Other Assets												
170000 Other Assets												
174000 Product Development	1,977,521	2,127,521	2,277,521	2,427,521	2,577,521	2,727,521	2,877,521	3,027,521	3,177,521	3,327,521	3,477,521	3,627,521
Total 170000 Other Assets	**$1,977,521**	**$2,127,521**	**$2,277,521**	**$2,427,521**	**$2,577,521**	**$2,727,521**	**$2,877,521**	**$3,027,521**	**$3,177,521**	**$3,327,521**	**$3,477,521**	**$3,627,521**
Total Other Assets	**$1,977,521**	**$2,127,521**	**$2,277,521**	**$2,427,521**	**$2,577,521**	**$2,727,521**	**$2,877,521**	**$3,027,521**	**$3,177,521**	**$3,327,521**	**$3,477,521**	**$3,627,521**
TOTAL ASSETS	**$2,416,403**	**$2,600,717**	**$2,737,505**	**$2,876,837**	**$2,999,765**	**$3,149,935**	**$3,296,692**	**$3,444,873**	**$3,590,258**	**$3,762,509**	**$3,896,336**	**$4,089,547**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
210000 Accounts Payable	94,678	95,201	96,001	95,118	95,901	95,901	99,543	108,697	108,697	109,097	112,300	116,930
Total Accounts Payable	**$94,678**	**$95,201**	**$96,001**	**$95,118**	**$95,901**	**$95,901**	**$99,543**	**$108,697**	**$108,697**	**$109,097**	**$112,300**	**$116,930**
Other Current Liabilities												
230000 Other Current Liabilities												
232000 Loan from Shareholder	0	0	0	0	0	0	0	0	0	0	0	0
235000 Accruals												
235100 Accrued Expenses	3,300	8,300	7,250	6,650	7,000	14,200	250	250	0	0	0	14,645
Total 235000 Accruals	**$3,300**	**$8,300**	**$7,250**	**$6,650**	**$7,000**	**$14,200**	**$250**	**$250**	**$0**	**$0**	**$0**	**$14,645**
236000 Taxes Payable												
236100 Sales Tax Payable												
Total 236000 Taxes Payable	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**
237000 Deferred Revenue	242	175	150	125	650	1,537	1,925	1,850	1,625	1,562	1,487	1,262
Total 230000 Other Current Liabilities	**$3,542**	**$8,475**	**$7,400**	**$6,775**	**$7,650**	**$15,737**	**$2,175**	**$2,100**	**$1,625**	**$1,562**	**$1,487**	**$15,907**
Total Other Current Liabilities	**$3,542**	**$8,475**	**$7,400**	**$6,775**	**$7,650**	**$15,737**	**$2,175**	**$2,100**	**$1,625**	**$1,562**	**$1,487**	**$15,907**
Total Current Liabilities	**$98,220**	**$103,676**	**$103,401**	**$101,893**	**$103,551**	**$111,638**	**$101,718**	**$110,797**	**$110,322**	**$110,659**	**$113,787**	**$132,837**
Long-Term Liabilities												
240000 Long Term Liabilities												
243000 Due to/(from) BigML	4,046,022	4,198,051	4,352,143	4,502,704	4,639,464	4,794,498	4,960,175	5,114,086	5,210,793	5,303,509	5,450,958	5,607,400
Total 240000 Long Term Liabilities	**$4,046,022**	**$4,198,051**	**$4,352,143**	**$4,502,704**	**$4,639,464**	**$4,794,498**	**$4,960,175**	**$5,114,086**	**$5,210,793**	**$5,303,509**	**$5,450,958**	**$5,607,400**
Total Long-Term Liabilities	**$4,046,022**	**$4,198,051**	**$4,352,143**	**$4,502,704**	**$4,639,464**	**$4,794,498**	**$4,960,175**	**$5,114,086**	**$5,210,793**	**$5,303,509**	**$5,450,958**	**$5,607,400**
Total Liabilities	**$4,144,242**	**$4,301,727**	**$4,455,544**	**$4,604,597**	**$4,743,014**	**$4,906,137**	**$5,061,893**	**$5,224,883**	**$5,321,115**	**$5,414,168**	**$5,564,745**	**$5,740,238**
Equity												
300000 Equity												
301000 Common Stock	216	217	217	217	217	217	217	217	218	219	219	221
303000 Preferred Stock												
303100 Founders Preferred	200	200	200	200	200	200	200	200	200	200	200	200
303900 Financing Costs	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)	(32,439)
Total 303000 Preferred Stock	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**	**($32,239)**
304000 Paid-In Capital	1,638,089	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,677,213	1,732,075	1,811,746	1,814,440	1,878,027
Total 300000 Equity	**$1,606,067**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,645,191**	**$1,700,054**	**$1,779,727**	**$1,782,421**	**$1,846,010**
Retained Earnings	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)	(3,313,992)
Net Income	(19,913)	(32,209)	(49,239)	(58,960)	(74,448)	(87,401)	(96,401)	(111,210)	(116,919)	(117,394)	(136,837)	(182,708)
Total Equity	**($1,727,839)**	**($1,701,010)**	**($1,718,039)**	**($1,727,761)**	**($1,743,249)**	**($1,756,202)**	**($1,765,201)**	**($1,780,010)**	**($1,730,857)**	**($1,651,660)**	**($1,668,409)**	**($1,650,691)**
TOTAL LIABILITIES AND EQUITY	**$2,416,403**	**$2,600,717**	**$2,737,505**	**$2,876,837**	**$2,999,765**	**$3,149,935**	**$3,296,692**	**$3,444,873**	**$3,590,258**	**$3,762,509**	**$3,896,336**	**$4,089,547**

Accrual Basis - In accordance with GAAP - Prepared by Kruze Consulting, Inc.